SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of July 2007

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                       ----------------------------------
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X     Form 40-F____
                                     -----

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes ____  No   X
                                               -----

Ift 0 0 "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

This Form 6-K is hereby filed and incorporated by reference in Futuremedia PLC's Registration Statements on Form F-3 (File No. 333-131314), Form F-3 (File No. 333-128173), Form S-8 (333-128875), Form S-8 (333-128873) and Form S-8
(33-11828).

At the Annual General Meeting ("AGM") of the Company held on July 27, 2007, shareholders approved all proposed shareholder resolutions. Details about the meeting's agenda and resolutions are available in the Notice of the AGM and the Company's 2006 Annual Report, which can be found at www.futuremedia.co.uk.

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

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUTUREMEDIA PLC,
an English public limited company

By:      /s/ George O'Leary
    ----------------------------------------
      George O'Leary
      Chief Executive Officer

Date:  July 31, 2007



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